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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                            EXCO Resources, Inc.
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                              (Name of Issuer)

                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)

                                 269279 10 5
                  ----------------------------------------
                               (CUSIP Number)

                              William L. Boeing
                          Haynes and Boone, L.L.P.
                         901 Main Street, Suite 3100
                              Dallas, Texas  75202
                                 (214) 651-5553
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 9, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

 CUSIP No.  269279-10-5                                    Page 2  of 6 Pages
                                                               ---   ---

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         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1
                 Douglas H. Miller / ###-##-####
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         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
    2                                                                 (b)  [ ]

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         SEC USE ONLY
    3
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         SOURCE OF FUNDS
    4
                 00
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         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5    ITEMS 2(d) OR 2(e)                                                [ ]

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         CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                 United States
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                             SOLE VOTING POWER
                        7
                               Douglas H. Miller - 413,423(1) (2)
                   -------------------------------------------------------------
      NUMBER OF              SHARED VOTING POWER
       SHARES           8
    BENEFICIALLY               0
      OWNED BY     -------------------------------------------------------------
        EACH                 SOLE DISPOSITIVE POWER
      REPORTING         9
       PERSON                  Douglas H. Miller - 413,423(1) (2)
        WITH       -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                       10
                               0
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                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON
         11
                       Douglas H. Miller - 413,423(1) (2)
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                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         12          CERTAIN SHARES                                        [ ]

--------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13
                       Douglas H. Miller - 51.3% (voting, dispositive)(1) (2)
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                     TYPE OF REPORTING PERSON*
         14
                       Douglas H. Miller - IN
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


(1) The Reporting Person has entered into a Stock Option Agreement with various holders of outstanding Common Stock to acquire the shares reported herein.

(2) The number reported does not include 2,000 shares of Common Stock owned by The Miller's Children's Trust, a Trust created by the Reporting Person. The Reporting Person is not the Trustee nor a beneficiary of The Miller's Children's Trust.
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Item 1.          Security and Issuer.

         (a)     Title of Class of
                 Equity Securities:        Common Stock

         (b)     Name of Issuer:           EXCO Resources, Inc.

         (c)     Address of Issuer's
                 Principal Executive
                 Offices:

                                           9400 N. Central Expressway
                                           Suite 1209
                                           Dallas, Texas 75231


Item 2.          Identity and Background.

         (a)     Name:                     Douglas H. Miller

         (b)     Residence or
                 Business Address:         7611 Glenshannon Circle
                                           Dallas, Texas 75225

         (c)     Principal Business:       Present principal occupation or
                                           employment and the name, principal
                                           business address of any
                                           corporation in which such
                                           employment is conducted: Investor.

         (d)     Criminal Convictions during the past five years:  None.

         (e) Whether, during the past five years, he was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.

         (f)     United States.


Item 3.          Source and Amount of Funds or Other Consideration.

                 The options were granted to Mr. Miller as an inducement to Mr. Miller to consummate the transactions contemplated by the Stock Option Agreement first dated December 8, 1997 between Douglas H. Miller, on the one hand, and the undersigned Shareholders of EXCO Resources, Inc., a Texas corporation, listed on Schedule A thereto, on the other.





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Item 4.          Purpose of the Transaction.

                 The Reporting Person currently holds an option, granted by certain holders of Common Stock, to purchase the shares of Common Stock reported herein. The option must be exercised, if at all, on or prior to December 18, 1997, and the shares purchased on or before December 19, 1997. Upon completion of due diligence, it would be the Reporting Person's intention to acquire said shares on or before December 19, 1997. It is the Reporting Person's current intention to have himself and two other designees elected to the Issuer's Board of Directors to replace three persons expected to resign at or after any consummation of the purchase of the shares of Common Stock by the Reporting Person. It is anticipated that the Reporting Person will be named an officer of the Company. It is the Reporting Person's current intention to grow the Issuer's business within the oil and gas industry through leasing of additional undeveloped properties, conducting drilling operations thereon and the acquisition of proved reserves.
                 The Reporting Person further intends to assist the Issuer with respect to the raising of additional capital including a rights offering, offerings of capital stock or debt securities or arranging bank financing to fund future expansion of the Issuer's business.

Item 5.          Interest in Securities of the Issuer.

(a) and (b):     See Items 7 through 11 on the cover page of this Schedule 13D.

(c) Transactions effected during the past sixty days or since the most recent filing on Schedule 13D: None.

(d) Rights of others known by the undersigned to receive or direct the receipt of dividends from, or the proceeds from the sale of, the securities: None.

(e)              Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 On or about December 8, and December 9, 1997, the Reporting Person entered into a Stock Option Agreement with various holders of Common Stock of the Issuer. Said Stock Option Agreement gives the Reporting Person the right to acquire an aggregate of 413,423 shares of Common Stock at a purchase price of $3.00 per share at the Reporting Person's sole election. If the Reporting Person exercises said option, it is anticipated such transaction would close on or about December 19, 1997. The Reporting Person currently intends to enter into a Stock Purchase Agreement with certain of the selling holders of Common Stock wherein such persons will make certain representations and warranties with respect to the Issuer and will agree to use their best efforts to cause certain directors of the Company to elect the Reporting Person and two of his designees to the Issuer's Board of Directors at a future date.





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Item 7.          Material to be Filed as Exhibits.

                 Stock Option Agreement dated December 8 and December 9, 1997, among Douglas H. Miller, on the one hand, and the shareholders of EXCO Resources, Inc. listed on Schedule A and Schedule B, on the other.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 1997.



                                        /s/ Douglas H. Miller
                                        --------------------------------------
                                        DOUGLAS H. MILLER





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                                 EXHIBIT INDEX

EX. 99.A   Stock Option Agreement